UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bainum, Bruce
   10770 Columbia Pike, Suite 100
   Silver Spring, MD  20901
2. Issuer Name and Ticker or Trading Symbol
   Choice Hotels International
   CHH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12-31-00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |      |    | |                  |   |           |1,906,369          |I     |Note 1                     |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |12/18/|G   | |7,710             |D  |           |188,091            |I     |Note 2                     |
                           |00    |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |166,308            |I     |Note 3                     |
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Common Stock               |12/18/|G   | |7,710             |A  |           |115,379            |I     |Note 4                     |
                           |00    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |      |    | |                  |   |           |853,286            |I     |Note 5                     |
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Common Stock               |12/28/|J   | |1,496             |D  |           |1,612,873          |I     |Note 6                     |
                           |00    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |12/18/|G   | |2,570             |D  |           |116,429            |I     |Note 7                     |
                           |00    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |      |    | |                  |   |           |700,214            |I     |Note 8                     |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |12/18/|G   | |7,710             |A  |           |                   |I     |Note 9                     |
                           |00    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |12/15/|J   | |139,769           |A  |           |177,068            |I     |Note 9                     |
                           |00    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |      |    | |                  |   |           |94,500             |D     |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: Shares owned by the Bruce Bainum Declaration of Trust (the "Trust"), the sole trustee and beneficiary of which is Mr.
Bainum.
Note 2: The proportionate interest in shares (1,779,628) owned by Mid Pines Associates, LP by the Trust, the sole trustee of which is Mr. Bainum. On Decemeber 18, 2000, Mr. Bainum made gifts of interests in Mid Pines Associates, LP totalling 7,710 shares to trusts for the benefit of his minor children.
Note 3: The proportionate interest of the Bruce Bainum Grantor Retained Annuity Trust dated September 15, 1996,
("GRAT") the sole trustee of which is Mr. Bainum, in shares (1,779,628) owned by Mid Pines Associates, LP.
Note 4: The proportionate interest of various trusts, the beneficiaries of which are Mr. Bainum's minor children in shares (1,779,628) owned by Mid Pines Associates , LP. On December 18, 2000, Mr. Bainum made gifts to these trusts of interests representing 7,710 shares.
Note 5: The proportionate interest of the Trust in shares (3,567,869) owned by Realty Investment Company, Inc., a real estate investment and management company in which Mr. Bainum is a non-controlling shareholder. Also includes 153,100 shares indirectly held through certain trusts for the benefit of Mr. Bainum's minor children.
Note 6: Shares owned by the Roberta Bainum Irrevocable Trust. Mr. Bainum is trustee and his sister is the beneficiary. Beneficial ownership is disclaimed. On December 28, 2000, (1496)
 shares were distributed to the
beneficiary.
Note 7: The proportionate interest of the Roberta Bainum Irrevocable Trust in shares (1,779,628) owned by Mid
Pines Associates, LP. Mr. Bainum is the trustee and his sister is the beneficiary. Beneficial ownership is disclaimed.
On December 18, 2000, the Trust made a distribution of interests representing 2,570 shares-which were given to
Trusts for the benefit of Mr. Bainum's
nephews.
Note 8: The proportionate interest of the Roberta Bainum Irrevocable Trust in shares (3,567,869) owned by Realty
Investment Company, Inc. Mr. Bainum is the trustee and his sister is the beneficiary. Beneficial ownership is disclaimed.
Note 9: The proportionate interest of various trusts in shares (1,779,628) owned by Mid Pines Associates, LP for the benefit of Mr. Bainum's nephews. Mr. Bainum is the trustee and his nephews are the beneficiaries. Beneficial ownership is disclaimed. On December 15, 2000, Mr. Bainum became a trustee of 5 additional trusts for the benefit of his nephews. These trusts held interests in Mid Pines Associates, LP., representing 139,769 shares. On
December 18, 2000, trusts for which Mr. Bainum is trustee received additional contributions of interests representing 7,710 shares.